Exhibit 99.1

Æterna Zentaris Inc.	Press Release
315 Sigma Drive, Suite 302D	For immediate release
Charleston, SC 29486
www.aezsinc.com

Aeterna Zentaris Announces Closing of US$7,560,000 Registered Direct Offering of Common Shares and Warrants

Charleston, South Carolina, November 1, 2016 — Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) today announced the closing of its previously announced registered direct offering to a single healthcare dedicated institutional investor in the United States (the “Offering”) of 2,100,000 units (the “Units”), consisting of either one common share or one-pre-funded warrant to acquire one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$3.60 per Unit. The purchaser acquired Units with pre-funded warrants substituted for common shares where the purchase of Units with common shares would have resulted in the purchaser beneficially owning more than its beneficial ownership limitation following the consummation of the Offering.

The warrants have an exercise price of US$4.70 per share. They are exercisable 6 months after their date of issuance and expire three years after their initial exercise date. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a “net” or “cashless” basis in accordance with a customary formula. In addition, in the event the volume weighted average price of the Company’s common shares on the NASDAQ Capital Market attains or exceeds US$10.00 during 10 consecutive trading days, the Company will have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. The warrants will not be listed on any stock exchange.

The Company intends to use the net proceeds from the Offering to fund the preparation and submission of New Drug Applications for Macrilen™ and Zoptrex™, if the results of its ongoing clinical trials of such products warrant doing so, for general corporate and working capital purposes and to fund negative cash flow.

Maxim Group LLC acted as exclusive placement agent for the Offering. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and Aegis Capital Corp. acted as financial advisors to the Company in connection with the Offering.

In approving the Offering and listing the Common Shares issued and issuable thereunder, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual available to “Eligible Interlisted Issuers”, since the Company’s Common Shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the Offering.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health.  We are engaged in drug development activities and in the promotion of products for others.  We are now conducting Phase 3 studies of two internally developed compounds.  The focus of our business development efforts is the acquisition or license of products that are relevant to our therapeutic areas of focus.  We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates.  Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.  For more information, visit www.aezsinc.com.

Contact:

Aeterna Zentaris Inc.
Philip A. Theodore, Senior Vice President
IR@aezsinc.com
843-900-3223